EXHIBIT (15)(b)


WILSHIRE TARGET FUNDS, INC.

INVESTMENT CLASS SHARES

AMENDED AND RESTATED
	SERVICE AND DISTRIBUTION PLAN UNDER RULE 12b-1


		Wilshire Target Funds, Inc. (the "Fund") is an open-end management investment company registered as such under the Investment Company Act of 1940 (the "Act"). This Plan as amended and restated as of June 3, 1997 (the "Plan") relates to the Investment Class Shares ("Investment Class Shares") of each of the portfolios of the Fund identified in Appendix A hereto (each, a "Portfolio"). Appendix A may be amended from time to time as provided herein.

		Section 1.	The Fund will reimburse the
Distributor for its shareholder service and distribution payments (the "Payments") in connection with the service and distribution of shares of the Fund payments at an annual rate of up to 0.25% of 1% of the average daily net assets of such Portfolio attributable to its Investment Class Shares. Such Payments shall be accrued daily and paid monthly or at such other intervals as the Board shall determine, subject to any applicable restriction imposed by the rules of the National Association of Securities Dealers, Inc. ("NASD"). Payments hereunder shall be limited to the assets of the Investment Class Shares of the Portfolios.

		Section 2.	Payments may be made by the Fund
under this Plan for the purpose of financing or assisting in the financing of any activity which is primarily intended to result in the sale of Investment Class Shares of the Fund and for servicing accounts of holders of Investment Class Shares. The scope of the foregoing shall be interpreted by the Board, whose decision shall be conclusive except to the extent it contravenes established legal authority. Without in any way limiting the discretion of the Board, the following activities are hereby declared to be primarily intended to result in the sale of Investment Class Shares of the Fund: advertising or promoting the Fund or the Fund's investment advisor's mutual fund activities; compensating underwriters, dealers, brokers, banks and other selling entities and sales and marketing personnel of any of them for sales of Investment Class Shares of the Fund, whether in a lump sum or on a continuous, periodic, contingent, deferred or other basis; compensating underwriters, dealers, brokers, banks and other servicing entities and servicing personnel (including the Fund's investment adviser and its personnel, and its transfer agent and its personnel) or any of them for providing services to shareholders of the Fund relating to their investment in the Fund, including assistance in connection with inquiries relating to shareholder accounts; the production and dissemination of prospectuses (including statements of additional information) of the Fund and the preparation, production and dissemination of sales, marketing and shareholder servicing materials; and the ordinary or capital expenses, such as equipment, rent, fixtures, salaries, bonuses, reporting and recordkeeping and third party consultancy or similar expenses relating to any activity for which Payment is authorized by the Board.

		Section 3.	Each agreement relating to the
implementation of the Plan must contain the provisions required by Rule 12b-1 under the Act and must be approved by a majority of the Board ("Board Approval") and by a majority of the Directors ("Disinterested Director Approval") who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or any such agreement, by vote cast in person at a meeting called for the purposes of voting on such agreement. All determinations or authorizations of the Board hereunder shall be made by Board Approval and Disinterested Director Approval.

		Section 4.	The officers, investment adviser or
Distributor of the Fund, as appropriate, shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such Payments were made.

		Section 5.	To the extent any activity is
covered by Section 2 and is also an activity which the Fund may pay for on behalf of a Portfolio without regard to the existence or terms and conditions of a plan of distribution under Rule 12b-1 of the Act, this Plan shall not be construed to prevent or restrict the Fund from paying such amounts outside of this Plan and without limitation hereby and without such payments being included in calculation of Payments subject to the limitation set forth in Section 1.

		Section 6.	This Plan has been approved by (i)
Board Approval and Disinterested Director Approval and (ii) a vote of at least a majority of the outstanding Investment
Class Shares of the Fund. This Plan may not be amended in any material respect (including any amendment to add a Portfolio to Appendix A) without Board Approval and
Disinterested Director Approval and may not be amended to increase materially the amount to be spent for distribution hereunder without such approvals and further approval by a vote of at least a majority of the outstanding Investment
Class Shares of the Fund. This Plan may continue in effect for longer than one year after its approval by the shareholders of the Fund only as long as such continuance is specifically approved at least annually by Board Approval and by Disinterested Director Approval, cast in person at a meeting called for the purpose of voting on this Plan.

		Section 7.	This Plan may be terminated at any
time by a vote of the Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or any agreement related to the implementation of the Plan, cast in person at a meeting called for the purposes of voting on such termination, or by a vote of at least a majority of the outstanding Investment Class Shares of the Fund.

		Section 8.	While this Plan is in effect, the
selection and nomination of Directors who are not interested persons of the Fund shall be committed to the discretion of the Directors who are not such interested persons.

		Section 9.	As used in this Plan, the terms "in-
terested person" and "related agreement" shall have the meanings ascribed to them in the Act and the rules adopted by the Securities and Exchange Commission ("SEC") thereunder and the term "vote of a majority of the outstanding
Investment Class Shares" of the Fund shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of
Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the SEC.


Adopted effective July 15, 1996, as amended by the Board of Directors on June 3, 1997





APPENDIX A


Large Company Growth Portfolio

Large Company Value Portfolio

Small Company Growth Portfolio

Small Company Value Portfolio